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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41921

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Joint Stock Company Kaspi.kz

(Translation of registrant’s name into English)

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154A Nauryzbai Batyr Street
Almaty, Kazakhstan
050013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

On June 12, 2026, Joint Stock Company Kaspi.kz (the “Company”) published the results of its extraordinary general meeting of shareholders held on June 11, 2026, furnished as Exhibit 99.1 hereto.

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-276609).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Joint Stock Company Kaspi.kz

June 12, 2026	By:	/s/ Tengiz Mosidze
Name: Tengiz Mosidze Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

No.	Description
99.1	Announcement titled “Announcement of EGM Results.”